Exhibit 3.1

AMENDMENT TO SECOND AMENDED AND RESTATED BYLAWS

OF

ZAGG INC

a Nevada corporation

The undersigned, being the duly elected and acting President of ZAGG Inc, a Nevada corporation (the “Corporation”), does hereby certify that:

1. The Board of Directors of the Corporation, by unanimous written consent, approved and adopted the following amendment to the Second Amended and Restated Bylaws of the Corporation effective as of June 16, 2015:

Article XIV, Section 46 of the Second Amended and Restated Bylaws of ZAGG Inc is hereby deleted in its entirety.

2. All other provisions of the Second Amended and Restated Bylaws of the Corporation remain unchanged and are in full force and effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 16th day of June, 2016.

/s/ Randall L. Hales
Randall L. Hales President